SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F [X] Form 40-F  [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

                             ROBOGROUP'S T.E.K LTD.

6-K Items

1.       RoboGroup T.E.K Ltd. Immediate Disclosure -Nominating an Officer.
2. RoboGroup T.E.K Ltd. Immediate Disclosure - An Officer Who Ceased From Holding Office.
3. RoboGroup T.E.K Ltd. Immediate Disclosure - Stock option plan for the Company's directors and the execution of indemnification and release agreements.


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                                                                          ITEM 1

Tel Aviv Stock Exchange Ltd.
54 Achad Ha'am St.
65202 Tel Aviv
Registrar of Companies
P.O. Box 767
91007 Jerusalem
Israel Securities Authority
22 Kanfei Nesharim St.
95464 Jerusalem

Name of Corporation: RoboGroup T.E.K. Ltd.
                     ---------------------
Phone: 03-9004111          Fax: 03-9030944
       ----------               ----------

Date: November 25, 2002

         re: Immediate Disclosure - Nominating an Officer

1. Name of Director: Hanan Eibushitz Date of Nomination: November 25, 2002
2. I.D.No.: 5407473
3. Date of Birth: August 4, 1956
4. Address: 11 Ha'oren Street, Hedera, Israel
5. Education: Graduate in Industry and Management Engineering, Master in Business Administration
6. Occupation for the last 5 years: Chief Financial Officer of Elbit Vision Systems Ltd.
7. Job function in subsidiary company or interested party: CFO of the company and all its subsidiaries.
8. Mr. Eibushitz is not related to any other officer or interested party.

Sincerely,
Ophra Levy-Mildworth, Adv.
Corporate Secretary

                                                                          ITEM 2

Tel Aviv Stock Exchange Ltd.
54 Achad Ha'am St.
65202 Tel Aviv
Registrar of Companies
P.O. Box 767
91007 Jerusalem
Israel Securities Authority
22 Kanfei Nesharim St.
95464 Jerusalem

Name of Corporation: RoboGroup T.E.K. Ltd.
                     ---------------------
Phone: 03-9004111 Fax: 03-9030944
       ----------      ----------

Date: November 25, 2002
      -----------------
         re: Immediate Disclosure - An Officer Who Ceased From Holding Office

1.       Name of Officer: Anat Katz-Ifargan
2.       I.D. No.: 23945140
3.       Date of Cessation: November 25, 2002
4.       The Office from which the officer retired: Chief Financial Officer
5. To the best of our knowledge, Ms. Katz-Ifargan's retirement does not involve circumstances that the public investors should be informed of.

Sincerely,
Ophra Levy-Mildworth, Adv.
Corporate Secretary

                                                                          ITEM 3

Securities Authority      Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.    54 Ahad Haam St.                Registrar of Companies
Jerusalem                 Tel Aviv                        97 Jaffa Rd.
By fax: 02-6513940        By fax: 03-5105379              Jerusalem
------------------        ------------------              ---------

Dear Sirs,

                              Immediate Disclosure

     Notice is hereby given that RoboGroup T.E.K. Ltd. (the "Company") had filed with the Israeli SEC a preliminary report in accordance to the Securities Regulations (Private Offer of Securities in a Registered Company), 2000 (the "Private Offer Regulations") and in accordance with the Securities Regulations (Transaction between a Company and a Control Holder), 2001 (the "Control Holders Regulations") in connection with a stock option plan for the Company's directors and the execution of indemnification and release agreements, all subject to the approval of the Annual General Meeting of Shareholders to be held on December 10, 2002.

     According to the proposed option plan, the Company will issue to a trustee on behalf of all of its directors holding office on November 11, 2002 (the date of the Board resolution regarding the Private Offer), i.e. Mrss. Rafael Aravot, Noam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tami Gotlieb and Amiram Dagan - a total of 570,000 stock options.

     Each of the directors will be entitled to exercise the stock options issued on his or her behalf in five installments of 20% each, at the dates specified in the stock option plan, starting on January 1, 2004 and up to January 1, 2008, subject to the terms and conditions of the stock option plan.

     Each option will provide the right to purchase one ordinary share of the Company at NIS 0.5 par value, in consideration for payment in cash of the exercise price, which will be the mean between the highest and lowest quoted selling prices on the Nasdaq SmallCap Market at the date of actual allotment of the options.

     According to the indemnification agreements, the Company is obligated to indemnify each of its directors and officers against any debt or expense as detailed in the immediate disclosure to be filed by the Company. The Indemnification agreements are subject to the Companies Law and to the Company's articles of association.

     The aggregate amount of indemnification for all directors and officers for one incident will not exceed $4 million.

     According to the release agreements, the Company will release each of its directors and officers, in accordance with Section 259 of the Companies Law, from liability for any damage caused to the Company as a result of a breach of the duty of care.

     The Company will file an immediate disclosure in accordance with the Private Offer Regulations and Control Holders Regulations, subject to the approval of these proposals by the Annual General Meeting of Shareholders to be held on December 10, 2002.



RoboGroup T.E.K. Ltd.


Signed by: Ophra Levy-Mildworth
Corporate Secretary
Date of Signature: November 25, 2002

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ROBOGROUP T.E.K. LTD.
                                        ---------------------
                                            (Registrant)




                                        By: /s/ Rafael Aravot
                                        ---------------------
                                            Rafael Aravot
                                            Chief Executive Officer


Date: November 25, 2002